Exhibit 99.2

AURORA

DEFINING THE FUTURE
OF CANNABIS WORLDWIDE

Q1 2020 MANAGEMENT'S
DISCUSSION & ANALYSIS

Contents

3 Q1 2020 Key Performance Indicators
4 Business Strategy
6 Producing Premium Product by Driving Innovation
8 Supplying Far-reaching Markets Through 15 Global Production Facilities
10 The Trusted Provider of High-Quality Cannabis
11 Established Consumer Brands
12 Bringing Innovative Products to Market
14 The Next Generation of Cannabis Products
17 Pursuing the Future of Cannabis Based Medicines
17 Building Our Competitive Advantage Through Enhanced Plant Science Research
18 Management's Discussion and Analysis

Consumer Net Revenue

$44.9M Q4 2019 — 33% DOWN — $30.0M Q1 2020

Canadian Medical Net Revenue

$25.2M Q4 2019 — STABLE 1% — $25.5M Q1 2020

Gross Margin on Cannabis Net Revenue

58% Q4 2019 — STABLE - — 58% Q1 2020

Cash Cost of Sales

$1.47 Q4 2019 — 22% DOWN — $1.15 Q1 2020

Q1 2020
Key Performance Indicators

Grams Produced
Net Revenue
Net Revenue (C$ mm)
Grams Produced
$12000
$10000
$8000
$6000
$4000
$2000
$000
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
190%
CAGR*
Sep 16
Dec 16
Mar 17
Jun 17
Sep 17
Dec 17
Mar 18
Jun 18
Sep 18
Dec 18
Mar 19
Jun 19
Sep 19

** Compound annual growth rate*

International Medical Net Revenue

$4.5M Q4 2019 — UP **11%** — **$5.0M** Q1 2020

Active Registered Patients

84,729 Q4 2019 — UP **8%** — **91,116** Q1 2020

Selling, General and Administration

$72.9M Q4 2019 — UP **11%** — **$81.1M** Q1 2020

Cash Cost to Produce Per Gram Sold

$1.14 Q4 2019 — **25%** DOWN — **$0.85** Q1 2020

AURORA CANNABIS INC. Q1 2020 MD&A 3

Business Strategy

The global cannabis industry is a rapidly developing business opportunity that offers the potential to positively and significantly impact the lives of millions of people worldwide. Aurora's strategy is squarely focused on establishing a strong leadership position in three distinct, rapidly growing markets that the company currently operates in today: medical cannabis, consumer cannabis, and hemp-derived CBD.

MEDICAL CANNABIS
CONSUMER CANNABIS
HEMP-DERIVED CBD

This growth strategy is built upon a foundation supported by Aurora's unique competitive advantages:

CULTIVATION
MEDICAL COMMITMENT
SCALE AND GLOBAL REACH
STRATEGIC PARTNERSHIPS
SCIENCE AND INTELLECTUAL PROPERTY

4 AURORA CANNABIS INC. Q1 2020 MD&A

Producing Premium Product by Driving Innovation

Leading-edge cultivation is fundamental to Aurora. Incorporating state-of-the-art cultivation technologies, Aurora's Sky Class facilities leverage a high degree of automation to deliver consistent, premium-quality cannabis at mass scale.

Purpose-built for the production of cannabis, Sky Class facilities incorporate advanced climate control, custom irrigation systems, pharma-grade air filtration and a fully integrated computer monitoring system to enable precise control of all environmental variables at each stage of the growth cycle. Together, these systems maximize each facility's yields and maintain consistent cannabinoid potency from batch to batch.

6 AURORA CANNABIS INC. Q1 2020 MD&A

Aurora Sky, the company's flagship Sky Class facility spans 800,000 square feet, housing 16 individual flower rooms, each measuring 34,000 square feet.

Supplying Far-reaching Markets Through 15 Global Production Facilities

1. AURORA MOUNTAIN
CAPACITY: 4,800 KG/YEAR

2. AURORA VIE
CAPACITY: 4,000 KG/YEAR

3. AURORA EAU
CAPACITY: 4,500 KG/YEAR

4. AURORA SKY
CAPACITY: >100,000 KG/YEAR

5. AURORA SUN
CAPACITY: >230,000 KG/YEAR

6. AURORA NORDIC 1
CAPACITY: 8,000 KG/YEAR

7. AURORA NORDIC 2
CAPACITY: >120,000 KG/YEAR

8. AURORA PRAIRIE
CAPACITY: 19,000 KG/YEAR

9. AURORA RIDGE
CAPACITY: 7,000 KG/YEAR

10. AURORA RIVER
CAPACITY: 28,000 KG/YEAR

11. WHISTLER ALPHA LAKE
CAPACITY: 500 KG/YEAR

12. WHISTLER PEMBERTON
CAPACITY: >5,000 KG/YEAR

13. ICC LABS
CAPACITY: 27,135 KG/YEAR

14. AURORA GERMANY
CAPACITY: 2,100 KG/YEAR

15. AURORA VALLEY
>200 ACRES OF OUTDOOR CULTIVATION

8 AURORA CANNABIS INC. Q1 2020 MD&A

The Trusted Provider of High-Quality Cannabis

12,463 Kgs
SOLD IN Q1 2020

>91,000
ACTIVE PATIENTS IN Q1 2020

Aurora is proud to be delivering high-quality cannabis at scale, to patients, consumers and commercial partners in Canada and around the world.

$0.85
CASH COST TO PRODUCE PER GRAM SOLD

In Q1 2020, the Company sold over 12,000 kg of cannabis, reflecting the continued sell-through of Aurora's products. During the quarter, Aurora also continued to scale up production at its Sky facility resulting in 43% higher production volumes. Realizing significant economies of scale, the Company's cash cost to produce decreased to $0.85 per gram, resulting in a strong and stable gross margin of 58% on the Company's premium cannabis products.

While the Company continues to leverage its coast-to-coast supply agreements to offer a broad range of premium consumer products across Canada, Aurora also remains focused on its medical commitment, providing consistent, reliable medical products to patients and pharmacies across the country. In Q1 2020, the number of total active registered patients with Aurora increased by 8% to 91,116, demonstrating the value of Aurora's products and patient loyalty to the Aurora family of brands.

Medical Brands Include:

AURORA — CanniMed BY AURORA — MedReleaf BY AURORA — WMMC

10 AURORA CANNABIS INC. Q1 2020 MD&A

San Rafael '71

AURORA

San Rafael '71

Whistler Cannabis Co.

AltaVie

ROAR Sports

WOODSTOCK

Established Consumer Brands

Backed by award-winning product formulations, detailed consumer and marketplace insights and advanced analytical frameworks, Aurora is home to a diverse portfolio of trusted, recognizable cannabis brands. Through an engaging collection of consumer brands, Aurora has captured significant market share across the cannabis industry and distinguished itself as a leading supplier of premium cannabis products.

AURORA

Created by four visionary entrepreneurs with a shared passion for cultivating the highest quality cannabis, Aurora grows some of the world's finest cannabis in the most technologically advanced facilities, using a completely pesticide-free approach to growing.

SAN RAFAEL '71

San Rafael '71 is for the experienced consumer seeking cannabis that doesn't stray from what they already know and love. That's why we're dedicated to harvesting the best cannabis with consistent, high THC-strains to celebrate the good times and spirit of '71.

WHISTLER CANNABIS CO.

Whistler Cannabis Co. believes in organic growing, craftsmanship and good old-fashioned farming, producing high-quality products by hand. From trimming flowers, to rolling joints, every part of the process is carried out by skilled British Columbia hands, ensuring that products stay true to their roots.

ALTAVIE

Superior cannabis products designed for the premium customer segment. AltaVie users are curious and discerning about life and searching for physical, mental and emotional enrichment.

ROAR

Harnessing the effects of CBD to help reach the height of athletic possibility and pinnacle of personal achievement.

THE WOODSTOCK CANNABIS COMPANY

Known as one of the most significant cultural events of the 20th century, Woodstock takes its name from the 1969 festival known to be one of the most important events in music history. Almost 50 years later, Woodstock is a line of cannabis products for the thriving music and festival lover.

AURORA CANNABIS INC. Q1 2020 MD&A 11

Bringing Innovative Products to Market

AURORA
THC SATIVA LIQUID-GELS

Softgel capsules

Aurora's product development strategy focuses on strengthening the Company's competitive advantage with innovative product forms, enhancing the experience of existing consumers and capitalizing on opportunities to attract new consumers and patients.

THC
AURORA
INDICA
Oral Mist
Brumisateur oral

Oral sprays

Addressing the demand for alternate delivery formats and dosing options, Aurora has brought a number of unique products to market including the recent launch of the Company's Dissolve Strips™. Created together with CTT Pharmaceuticals, the oral dissolve strips are a discrete, easy to use product that is ingested sublingually to provide more rapid bioavailability of cannabinoids to the body.

THC
AURORA
CLOUD
NUAGE

Vape-ready CBD oil cartridge

AURORA

Oral dissolve strips

THC
CanniMed
MedReleaf
Midnight
AURORA
THC HEMPDROPS
SATIVA

Oils

12 AURORA CANNABIS INC. Q1 2020 MD&A

The Next Generation of Cannabis Products

Aurora is prepared to supply the Canadian market with innovative, additive-free vape products as well as edible and concentrate products. The Company's Cannabis 2.0 strategy focuses on four key pillars:

- Using **QUALITY EXTRACTS**
- Leveraging **PROPRIETARY EXTRACTION** technologies to produce high potency concentrates
- Providing a range of **SUPERIOR PRODUCTS** to suit different consumer preference
- Using the Company's **SCALE & EXPERTISE** to produce consistent and reliable products

VAPES

AURORA

DISPOSABLE PENS
"Ready to use" functionality with all-in-one cartridge and battery system

AURORA

510 UNIVERSAL CARTRIDGES
Compatible with any standard 510 battery, cartridges are pre-loaded and use proprietary mouth piece technology

PAX
Concentrate Pods compatible exclusively with PAX batteries

CONCENTRATES

LIVE RESIN
- Extracted from fresh plant material, Live Resin is a potent, flavourful concentrate used for dabbing or vaping

WAX
- Extracted from dried plants, Wax is a high-potency concentrate that maintains a higher terpene content than shatter or crumble products

HASHISH
- Created from fresh plant material, Hashish is dry resin that has been hand rolled and cured

LIVE ROSIN
- Produced originally from resin, Live Rosin is separated from resin through a heating and filtering method

14 AURORA CANNABIS INC. Q1 2020 MD&A

EDIBLES

CHOCOLATES

Available in three distinct flavours, THC infused chocolates contain up to 2mg of THC for a smoke-free experience

Cocoa Dark Chocolate

Chocolate Caramel Half Spheres

Sea Salt & Caramel Milk Chocolate

MINTS

With up to 2mg of THC per unit, infused mints are available in peppermint and spearmint flavours

COOKIES

Infused with up to 5mg of THC, Soft Baked Chocolate Cookies are a vegan, gluten-free and nut-free product

GUMMIES

Available in a variety of flavours, Gummies are infused with THC Sativa, THC Indica or CBD, in a variety of dosing options

Grape Oasis Indica

Raspberry Sativa

Peach Serene CBD

Blasberry Indica

Pineapple Sativa

All pictures shown are for illustration purpose only. Actual product may vary due to product enhancement.

AURORA CANNABIS INC. Q1 2020 MD&A 15

108 Patent Applications Filed to Date

Patent areas include:

- EXTRACTION SYSTEMS & METHODS
- GENETICS
- AGRICULTURAL METHODS
- CLINICAL & RECREATIONAL PRODUCTS

Pursuing the Future of Cannabis Based Medicines

Behind Aurora's safe, consistent, high-quality products is an industry-leading science team that is committed to identifying the benefits of cannabis medicines and driving the discovery of effective cannabis treatments for a number of debilitating medical conditions.

RESEARCH AREAS INCLUDE:

- **Pharmacokinetics**
- **Osteoarthritis**
- **Epilepsy**
- **Quality of life**
- **Pain management**
- **Tourette's syndrome**

Building Our Competitive Advantage Through Enhanced Plant Science Research

In late October, Aurora completed the first harvest of its two outdoor cultivation sites which the Company uses to conduct research on sustainable, high-quality outdoor production. Licensed in July 2019, the cultivation sites are strategically located in Quebec and British Columbia, offering two different growing environments with varying climate conditions. The first harvest at Aurora Valley, a 200-acre cultivation space in Westwold, British Columbia, included two cultivars, Banana Split and Blue Dream, and more than 22,000 plants. At the second cultivation site, a 21,000 ft^2 operation located at the Company's Aurora Eau facility, the harvest included three strains and yielded more than 2093kg of cannabis plants.

The newly harvested product, now under analysis at Aurora Sky, represents significant progress towards furthering research into new cultivation techniques and approaches for producing sustainable outdoor cannabis.

Aurora Valley located in Westwold, British Columbia

"Rex" cultivar grown at outdoor facility in Lachute, Quebec

Outdoor grow operations at Aurora Eau facility in Lachute, Quebec

Later this fall, Aurora will open its newly constructed cannabis innovation center in Comox, British Columbia. The purpose-built facility includes a 22,500 ft^2 greenhouse and an accompanying 10,000 ft^2 laboratory that will be used for the development of IP, new genetics and specialized cultivation technology to further improve production in Aurora's facilities.

AURORA CANNABIS INC. Q1 2020 MD&A 17

Management’s Discussion & Analysis

Table of Contents

Business Overview	19
Condensed Statement of Comprehensive (Loss) Income	20
Key Quarterly Financial and Operating Results	20
Financial Highlights	21
Key Developments During the Three Month Period Ended September 30, 2019	22
Key Developments Subsequent to September 30, 2019	23
Financial Review	24
Liquidity and Capital Resources	30
Related Party Transactions	32
Critical Accounting Estimates	33
New or Amended Standards Effective July 1, 2019	33
Recent Accounting Pronouncements	35
Financial Instruments	35
Financial Instruments Risk	36
Summary of Outstanding Share Data	37
Historical Quarterly Results	38
Risk Factors	39
Internal Controls Over Financial Reporting	40
Cautionary Statement Regarding Forward-Looking Statements	40
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	40

18 | AURORA CANNABIS INC.	Q1 2020 MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended September 30, 2019

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements as at and for the three months ended September 30, 2019 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of November 13, 2019 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Due to the rapid and ongoing expansion of the Company’s business, this MD&A provides additional comparative disclosures related to the first quarter ended September 30, 2019 (“Q1 2020”) and the fourth quarter ended June 30, 2019 (“Q4 2019”) given that management believes this provides more relevant and current information. The Company has also reclassified certain items, which are not material, on the condensed consolidated interim statement of comprehensive (loss) income to conform with the current period’s presentation and improve comparability.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, condensed consolidated interim financial statements and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is one of the world’s largest and fastest growing cannabis companies. The Company has grown both organically and via strategic acquisitions with the vision of creating a world-class cultivation platform producing consistent high-quality cannabis for both the global medical and the Canadian consumer use markets. Underpinning this vision is Aurora’s differentiated, purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, with lower risk of crop failure which allows the Company to achieve industry-leading cash costs to produce per gram. We also recognize the need for robust research into the myriad of potential medical uses of cannabis, and as such, have built a leading plant and human science team.

With leadership established in the Canadian market, the Company is rapidly growing its international footprint to address the growing number of jurisdictions legalizing medical cannabis use and, to a lesser extent thus far, for adult consumer use around the world. Aurora has established operations in 25 countries around the globe and expects to increase this international footprint as government legislation permits.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and hemp products in Canada and internationally. Aurora currently views its primary market opportunities as follows:

•	Global Medical Cannabis Market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are 50 countries around the world which have implemented some form of access to cannabis for medical purposes, and Aurora’s current principal markets include Canada, Germany, Denmark, Italy, Poland and Australia;
•	Global Consumer Use Cannabis Market: Currently, only Canada and Uruguay have approved regulated consumer use of cannabis. Aurora has established operations in both countries. However, the Company believes that the increasing popularity of medical cannabis globally will eventually lead to increased legalization of adult-use consumer markets. Aurora believes its investment in international infrastructure and leading global market position today uniquely positions the Company to capture these opportunities as legalization evolves globally; and
•	Global Hemp and Hemp-Derived Cannabidiol (“CBD”) Market: The Company expects consumer demand for products including hemp or CBD derived from hemp plants to be an exciting growth opportunity in the coming years. In order to capitalize on this market potential, the Company has begun to establish Aurora Hemp - an integrated business unit to execute the global hemp strategy. Aurora Hemp will address both food-based hemp opportunities as well as hemp-derived CBD market opportunities. At the core of this CBD strategy is a commitment to scientific research to examine the use of CBD-derived from hemp as an effective treatment for pain, inflammation, wound-healing and recovery driven by the Company’s partnership with the Ultimate Fighting Championship (“UFC”). The Company believes that the most important near-term market opportunity for hemp and hemp-derived CBD is in the U.S. The Company expects to invest in growing its hemp-market infrastructure in the U.S. both organically and via acquisition as market opportunities develop.

19 | AURORA CANNABIS INC.	Q1 2020 MD&A

The U.S. represents the largest cannabis and hemp-derived CBD market globally and as such, Aurora is committed to establishing a substantial operating footprint in the U.S. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. A number of alternatives to grow our presence in the U.S. market are under evaluation and the Company is committed to only engage in activities which are permissible under both state and federal laws. We believe there are currently market opportunities that are legal at both state and federal levels that can add operating cash flows and become critical pillars of Aurora’s strategy and long-term success.

Condensed Statement of Comprehensive (Loss) Income

	Three months ended
($ thousands)	September 30, 2019	June 30, 2019	September 30, 2018
Gross revenue	$85,157	$114,185	$29,674
Net revenue (1)	$75,245	$98,942	$29,674
Gross profit before fair value (“FV”) adjustments	$42,506	$55,092	$15,712
Gross profit	$53,708	$67,001	$8,050
Operating expenses	$131,110	$111,565	$119,923
Loss from operations	($77,402)	($44,564)	($111,873)
Other income	$107,013	56,700	$220,587
Net income (loss)	$10,370	($2,268)	$104,181
Adjusted EBITDA (2)(3)	($39,667)	($11,737)	($67,573)
(1)	Net revenue represents our total gross revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products effective October 17, 2018.
(2)	This term is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(3)	During the three months ended June 30, 2019, the Company recorded non-material year-end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q1 2020	Q4 2019 (4)	$ Change	% Change
Financial Results
Total net revenue	$75,245	$98,942	($23,697)	(24)%
Cannabis net revenue (1)(2a)	$70,776	$94,640	($23,864)	(25)%
Medical cannabis net revenue (1)(2a)	$30,450	$29,651	$799	3%
Consumer cannabis net revenue (1)(2a)	$30,022	$44,882	($14,860)	(33)%
Wholesale bulk cannabis net revenue (1)(2a)	$10,304	$20,107	($9,803)	(49)%
Gross margin before FV adjustments on cannabis net revenue (1)(2b)	58%	58%	N/A	0%
Gross margin before FV adjustments on medical cannabis net revenue (1)(2b)	63%	60%	N/A	3%
Gross margin before FV adjustments on consumer cannabis net revenue (1)(2b)	53%	55%	N/A	(2)%
Gross margin before FV adjustments on wholesale bulk cannabis net revenue (1)(2b)	58%	61%	N/A	(3)%
Selling, general and administration expense	$81,132	$72,869	$8,263	11%

Balance Sheet
Working capital	$123,750	$227,802	($104,052)	(46)%
Cannabis inventory and biological assets (3)	$178,748	$144,275	$34,473	24%
Total assets	$5,606,799	$5,502,830	$103,969	2%

Operational Results - Cannabis
Cash cost to produce per gram sold (1)(2c)	$0.85	$1.14	($0.29)	(25)%
Active registered patients	91,116	84,729	6,387	8%
Average net selling price of medical cannabis (1)	$8.00	$8.51	($0.51)	(6)%
Average net selling price of consumer cannabis (1)	$5.28	$5.14	$0.14	3%
Average net selling price of wholesale bulk cannabis (1)	$3.46	$3.61	($0.15)	(4)%
Kilograms produced	41,436	29,034	12,402	43%
Kilograms sold	12,463	17,793	(5,330)	(30)%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to the IFRS equivalent.
(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)	During the three months ended June 30, 2019, the Company recorded non-material year-end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

20 | AURORA CANNABIS INC.	Q1 2020 MD&A

Financial Highlights

Revenue

Medical Cannabis Net Revenue

During Q1 2020, our Canadian medical cannabis net revenues increased slightly quarter over quarter at $25.5 million in Q1 2020 as compared to $25.2 million in Q4 2019. Canadian medical cannabis net revenues comprised 34% of our total consolidated Q1 2020 net revenue. The volume of Canadian medical cannabis sales increased by 3% over the prior quarter in line with the increase in the number of registered patients. This was offset by a decrease in the average net selling price of medical cannabis of 1% as compared to the prior quarter.

Our medical cannabis sales and gross margins continue to be negatively impacted by excise taxes levied on the sale of cannabis products in Canada. Given our patient-first commitment and belief that medical cannabis should not be subject to excise tax, we do not pass the cost of these excise taxes onto our medical cannabis patients. As a result, excise taxes negatively impacted our Canadian medical cannabis net revenue and gross margin by $3.1 million and 4%, respectively ($3.3 million and 5% for the three months ended June 30, 2019). Excluding the impact of excise taxes, Canadian medical cannabis net revenue and gross margin would have been $28.6 million and 67%, respectively for Q1 2020 as compared to $28.5 million and 61%, respectively for Q4 2019.

During Q1 2020, our international medical cannabis sales increased 11% to $5.0 million, comprising 7% of our total consolidated net revenue. Our ability to allocate more product to international markets during calendar 2019 is expected to increase as we continue to develop our international infrastructure and distribution channels as more of our facilities become European Union (“EU”) Good Manufacturing Practice (“GMP”) certified.

Consumer Cannabis Net Revenue

Consumer cannabis revenue was $30.0 million in Q1 2020, a decrease of $14.9 million or 33% from the prior quarter. Consumer cannabis revenue comprises 40% of our total consolidated net revenue. Constraints in the provincial retail distribution network have caused a temporary decrease in provincial ordering of consumer cannabis. Overall, the roll-out of retail stores across Canada has been slower than expected, impacting the pace of growth in consumer revenue. As the consumer cannabis infrastructure continues to develop and expand throughout calendar 2020 with the launch of new retail stores across Canada, we expect demand to resume its sequential increases through further consumer engagement.

Wholesale Bulk Cannabis Net Revenue

During Q1 2020, the Company generated $10.3 million in wholesale bulk revenue as compared to $20.1 million in the prior quarter. The Company sold 2,598 kilograms less cannabis as compared to the prior quarter and experienced a decrease in the average net selling price from $3.61 per gram in Q4 2019 to $3.46 per gram in Q1 2020. Pricing was calculated on a per milligram basis and reflects the lower cannabinoid potency of this extraction grade biomass. Due to Aurora’s low cost of production, gross margin on Q1 2020 wholesale bulk revenue was 58%.

Revenue Outlook

Effective October 17, 2019, new regulations under the Cannabis Act came into effect allowing for the sale of higher value, in-demand products such as vape pens, edibles, and other derivatives in the consumer market. During Q1 2020, we obtained a Health Canada processing license for our Aurora Air facility, which will house the new production lines for edible products such as gummies and chocolates scheduled for launch into the Canadian consumer market in late December 2019.

Given the early stage of development of the consumer market in Canada, quarter to quarter sales volumes and revenues are difficult to forecast with precision. Factors that are expected to continue to affect the ramp and growth of Aurora’s revenue includes, but are not limited to, the pace of provincial licensing of new retail stores, the ability to capitalize on wholesale bulk sales opportunities, the impact of industry supply and demand balance on average market pricing, and the ability of Aurora and its competitors to meet rapidly evolving consumer preferences for certain product forms and strains.

Production

During Q1 2020, Aurora produced 41,436 kilograms of cannabis as compared to 29,034 kilograms in the prior quarter. The 42.7% increase in output was primarily due to our production levels achieving a steady cadence at targeted capacities and continued operational optimization at our Aurora Sky and Ridge facilities. Our current annual internal extraction capacity is approximately 45,600 kilograms and we continue to work with our extraction partner, Radient Technologies Inc. (“Radient”) as their high-throughput extraction capabilities come online.

Aurora’s current production capacity is 150,000 kilograms annually with our production facilities operating at full capacity with no significant issues. Aurora continues to be the leader in developing purpose-built growing facilities with a focus on producing a consistent supply of high-quality, low-cost product to meet evolving market demands. Our design philosophy allows us to respond to market conditions quickly with shorter lead times, increased harvest cycles and higher plant yields, which allows us to be more flexible in our facilities and reactive to changes in demand. In Q2 2020, Aurora is expecting to produce approximately 30,000 kilograms of cannabis. Production volumes are expected to decrease in connection with certain initiatives that Aurora is undertaking to optimize the cultivation of product strains to align with evolving consumer preferences. Management continues to monitor the forecast balance of supply and demand in the Canadian and international cannabis markets in order to time the scale-up of further Aurora production capacity as needed. Aurora has also recently adjusted the construction timelines for both the Aurora Sun and Aurora Nordic facilities to more closely match current expectations for the timing of increasing demand. These adjustments have resulted in a significant decrease in Aurora’s quarterly level of capital investment.

21 | AURORA CANNABIS INC.	Q1 2020 MD&A

Cash Cost to Produce

Cash cost to produce per gram of dried cannabis decreased to $0.85 per gram and gram equivalent, down 25% or $0.29 from the previous quarter. The decline in our production cash cost per gram is primarily due to the economies of scale realized from 43% higher production volumes as our facilities were fully ramped up and we continued to realize greater manufacturing efficiencies and plant yields.

Gross Margins

Our gross margin on cannabis net revenue remained stable at 58% in Q1 2020 as compared to the prior quarter. Overall, gross margins are expected to continue to improve through the introduction of new higher margin product lines and growth in international markets where average medical pricing is higher than in the Canadian market.

Selling, General and Administration (“SG&A”)

Aurora continues to invest in infrastructure and talent required for expansion and growth of market share in global medical and consumer cannabis markets. Although much of the infrastructure required to operate effectively in the Canadian market and as a public company is now in place, management still plans to invest further in additional talent as new products, businesses, and partnership opportunities develop.

During Q1 2020, SG&A increased by $8.3 million, or 11%, as compared to prior quarter. The increase was primarily due to the Q4 2019 recognition of $10.6 million of out-of-period adjustments to capitalize certain payroll and other costs directly related to the construction of our production facilities that were incorrectly expensed in prior periods. Excluding the impact of these $10.6 million out-of-period adjustments, SG&A decreased by $2.3 million, or 3%, as compared to the prior quarter. The decrease was primarily driven by (i) a decrease in fulfillment and shipping costs attributed to a decrease in consumer cannabis sales as compared to the prior quarter, and (ii) a decrease in sales and marketing expense as a result of fewer sales campaigns during Q1 2020 as compared to the prior quarter. These cost reductions were offset partially by (i) an increase in salaries due to ongoing expansion of corporate headcount and (ii) an increase in consulting and professional fees to support strategic growth initiatives.

Net Income (Loss)

Net income for the three months ended September 30, 2019 was $10.4 million, as compared to a net loss of $2.3 million for the three months ended June 30, 2019. The quarter-over-quarter changes in net income (loss) are due to the changes described above.

Adjusted EBITDA

The Company defines adjusted EBITDA as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets.

The adjusted EBITDA loss for Q1 2020 was $39.7 million compared to a $11.7 million loss in the prior quarter. The deterioration in our adjusted EBITDA loss is primarily due to the quarter over quarter decrease in revenue and the impact of the $14.9 million out-of-period adjustments, which were recognized in Q4 2019 and resulted in an improvement to our adjusted EBITDA loss. Excluding the impact of these adjustments, Q4 2019 adjusted EBITDA loss would have been $26.6 million. Developing a profitable and robust global cannabis company is extremely important to Aurora. We believe our industry-leading gross margins and controlled development of a global infrastructure will allow Aurora to continue to drive toward positive EBITDA. Profitability remains a very important target for the Company, however we expect that the difficult-to-predict revenue ramp-up in the developing cannabis industry may result in near term challenges to achieving positive adjusted EBITDA. However, the Company expects adjusted EBITDA to continue to improve in the future as we increase revenue through the sale of higher-margin extract products, while investing in corporate development and managing SG&A growth prudently.

Other

Given the level of volatility in cannabis sector valuations, Aurora’s derivative assets and liabilities are subject to non-cash impacts and swings in their fair values. During the three months ended September 30, 2019 and in connection with the decline in Aurora’s stock price, Aurora recognized unrealized fair value gains on its derivative financial instruments of $129.7 million as compared to unrealized fair value gains of $77.1 million in the prior quarter.

Key Developments During the Three Month Period Ended September 30, 2019

Facility Licensing

a)     Two Licensed Outdoor Research Sites in Quebec and British Columbia

On July 15, 2019, the Company announced the receipt of Health Canada licenses for outdoor cultivation at two of our Canadian sites. The new sites in Quebec and British Columbia will be used for cultivation research to develop new technology, genetics and intellectual property to drive sustainable, high-quality outdoor production. The outdoor sites were purposely chosen because they represent two different growing environments.

22 | AURORA CANNABIS INC.	Q1 2020 MD&A

The newly-named Western facility will be called Aurora Valley and is a 207-acre operation in Westwold, British Columbia. The Eastern facility, a 21,000 square foot operation at the Aurora Eau facility in Lachute, is the first approved outdoor grow operation for cannabis in Quebec.

b)     Processing License for Aurora Air Facility

On July 15, 2019, the Company announced that it had received a Health Canada processing license for its Aurora Air facility located near the Edmonton International Airport and Aurora Sky. Aurora Air will house the new production lines for edible products such as gummies and chocolates, which are scheduled for launch into the Canadian consumer market in late December 2019.

International Expansion

a)     Two-Year Supply Contract with Italy

On July 18, 2019, the Company announced that it won the Italian government’s public tender to supply medical cannabis in Italy. We will supply a minimum of 400 kilograms of medical cannabis over the two-year contract term with cannabis being exported from our Canadian EU GMP certified facilities and imported to Italy through Aurora Deutschland, our wholly owned European subsidiary. The cannabis will be sold to an agency of the Italian Ministry of Defense for distribution to local pharmacies.

Launch of Clinical Research Program with UFC®

In July 2019, we announced the launch of a joint clinical research program with UFC. The research will examine the use of hemp-derived CBD as an effective treatment for pain, inflammation, wound-healing, and recovery on Mixed Martial Arts (“MMA”) athletes. The research partnership is aimed at understanding key health and recovery needs of elite athletes in highly physical and competitive sports such as MMA. Research data will then be used to drive the development of science-backed, hemp-derived CBD topicals that will be safe and reliable. These new products will help combat the rapidly growing market of untested CBD treatments currently being used by high-performance and non-professional athletes. Once research is complete, resulting products will be available under the new high-performance sports brand, ROAR Sports, a portfolio of high-quality, hemp-derived CBD topical treatments scientifically formulated with elite athletes in mind. Through analysis of athletes’ needs and scientific data, ROAR Sports will challenge the status quo, seek to alleviate the stresses of competition, and earn a designation as the "Official CBD product of UFC."

Acquisition of Remaining 49% Interest in Hempco Food and Fiber Inc. (“Hempco”)

On August 19, 2019, we completed the acquisition of the remaining 49% interest in Hempco. We previously held approximately a 51% interest in Hempco and upon completion of the transaction, Hempco become a wholly-owned subsidiary and its shares were de-listed from the TSX Venture Exchange. As consideration, each Hempco shareholder received $1.04 per Hempco share, paid in common shares of Aurora at a deemed value of $12.01 per share. Aurora issued a total of 2,610,642 shares and reserved 242,602 of shares issuable upon the potential exercise of certain outstanding Hempco stock options.

Hempco provides Aurora with low-cost, high-volume access to raw hemp material for the extraction of CBD, which has been increasingly recognized for its therapeutic benefits across a wide range of medical indications and wellness applications. The full integration of Hempco into our infrastructure adds further capacity, brands, and distribution channels to capitalize on the global CBD wellness opportunity.

Sale of Remaining Shares in The Green Organic Dutchman Holdings Ltd. (“TGOD”)

On September 3, 2019, we disposed of our remaining 28,833,334 shares in TGOD at $3.00 per share for gross proceeds of $86.5 million. As a result of this transaction, we no longer hold any shares of TGOD, however we continue to hold warrants to purchase 16,666,667 shares of TGOD which expire on February 28, 2021.

Financing Activities

On September 4, 2019, the Company executed an amendment and upsizing of its existing C$200.0 million secured credit facility to C$360.0 million. The amended secured credit facility will consist of an additional C$160.0 million allocated between the term loans and revolving credit facility. The expanded credit facility matures on August 29, 2021 and has a first-ranking general security interest in the assets of Aurora and the loans can be repaid without penalty at Aurora’s discretion. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39.1 million under the same terms of the existing agreement.

Key Developments Subsequent to September 30, 2019

Commercialization of Sublingual Cannabis Wafers

On October 8, 2019, we announced the commercialization of CTT Pharmaceutical Holdings Inc’s (“CTT”) CBD-infused sublingual wafers. Through our investment in CTT, we have access to CTT’s sublingual wafers drug delivery technology, which is patent protected or patent pending in multiple jurisdictions. This new cannabis product line has been launched by Aurora in the Canadian medical cannabis market under the brand name “Dissolve Strips”. The Dissolve Strips provide unique advantages over other ingestible products due to their ease of administration, discrete nature and accurate dosage that provides more rapid bioavailability of cannabinoids via sublingual use.

23 | AURORA CANNABIS INC.	Q1 2020 MD&A

First Outdoor Harvest

In October 2019, we completed the first harvest at Aurora Valley, located in Westwold, British Columbia. Spanning more than 200 acres, the first harvest includes approximately 55,000 cannabis plants across six unique plant cultivars. While this first harvest is not expected to be available for sale, it is an important milestone for the Company as it develops cultivation techniques to further excel at growing cannabis in varying climate conditions and examines approaches to environmentally responsible cannabis agriculture. The cultivation research performed this year is anticipated to help the Company develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production.

Financing Activities

Subsequent to September 30, 2019, the Company issued 21,499,485 common shares under the prospectus At-the-Market (“ATM”) supplement for gross proceeds of $107.2 million (US$81.2 million). The ATM provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora through the NYSE stock exchange at prevailing market prices at the time of sale.

On November 14, 2019, the Company announced that it has provided notice to all holders of Aurora’s $230.0 million 5% unsecured convertible debentures due March 9, 2020 (the “Debentures”) of an option to voluntarily convert their debentures at a temporarily amended early conversion ratio equal to $1,000 principal amount of the debentures divided by an amended early conversion price (the “Amended Early Conversion Ratio”). The amended early conversion price will represent a 6% discount to the average daily VWAP of Aurora’s common shares on both the Canadian and U.S. stock exchanges on a forward looking basis, as outlined in the indenture dated March 9, 2018, as supplemented by a first supplemental indenture, between the Company and Computershare Trust Company of Canada (the “Trustee”) governing the debentures (the “Indenture”), which has been filed under the Company’s profile on SEDAR at www.sedar.com. Debenture holders who opt in will be able to convert their debentures at the Amended Early Conversion Ratio during the period from November 18, 2019 to November 20, 2019 (the “Amended Early Conversion Option”) and will  receive the following for each $1,000 principal amount of debentures converted: (i) all common shares contractually due under the Amended Early Conversion Ratio, (ii) accrued and unpaid interest from the last interest payment date, being June 30, 2019, to, but excluding, November 25, 2019, payable in cash, and (iii) future unpaid interest from November 25, 2019, to, but excluding, the date of maturity of the debentures, being March 9, 2020, payable in cash. Debenture holders who do not convert under the Amended Early Conversion Option will retain their full rights under the Indenture governing the debentures.

Financial Review

Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. Aurora also derives revenues from auxiliary support functions, which include patient counseling services; design, engineering and construction services; and cannabis analytical product testing services. The table below outlines the reconciliation from the Company’s total net revenue to its cannabis net revenue metric.

($ thousands)	Three months ended
	September 30, 2019	June 30, 2019	September 30, 2018
Net revenue	75,245	98,942	29,674
Design, engineering and construction services	-	-	(1,489)
Patient counseling services	(1,055)	(606)	(1,242)
Analytical testing services	(816)	(317)	(447)
Other cannabis segment revenues (accessories, hemp, other)	(2,168)	(2,760)	(1,385)
Horizontally integrated business revenue	(430)	(619)	(515)
Cannabis net revenue	70,776	94,640	24,596

The table below outlines the breakdown of cannabis net revenue between our medical, consumer and wholesale bulk markets, as well as our dried cannabis and cannabis extracts for the three months ended September 30, 2019 and the comparative periods.

24 | AURORA CANNABIS INC.	Q1 2020 MD&A

($ thousands)	Three months ended
	September 30, 2019	June 30, 2019	September 30, 2018
Medical cannabis net revenue
Canada dried cannabis	14,882	14,438	13,752
Canada cannabis extracts (1)	10,606	10,732	7,488
International dried cannabis	4,553	4,481	2,803
International cannabis extracts (1)	409	-	-
Total medical cannabis net revenue	30,450	29,651	24,043

Consumer cannabis net revenue
Dried cannabis	26,889	41,813	533
Cannabis extracts (1)	3,133	3,069	20
Total consumer cannabis net revenue	30,022	44,882	553

Wholesale bulk cannabis net revenue
Dried cannabis	7,432	20,107	-
Cannabis extracts (1)	2,872	-	-
Wholesale bulk cannabis net revenue	10,304	20,107	-

Total cannabis net revenue	70,776	94,640	24,596
(1)	Cannabis extracts revenue includes cannabis oils, capsules, softgels, sprays and topical revenue.

Medical Cannabis Net Revenue

During the three months ended September 30, 2019, the Company’s medical cannabis net revenues increased $0.8 million, or 3%, compared to the prior quarter. The increase in medical cannabis net revenue for the current quarter was primarily due to the following:

•	Canadian dried cannabis sales increased by $0.4 million over the prior period. The volume of Canadian medical dried cannabis sales increased by 5% over the prior quarter in line with the increase of registered patients. This was offset by a decrease in the average net selling price of dried medical cannabis of 2% as compared to the prior quarter.
•	Canadian cannabis extract sales remained relatively consistent with a slight decrease of $0.1 million over the prior period.
•	International cannabis sales had a slight increase of $0.5 million over the prior quarter.

For the three months ended September 30, 2019, medical cannabis net revenue increased by $6.4 million, or 27%, as compared to the same period in prior year. The increase was primarily due to the addition of revenue from the acquisition of Whistler, increased European sales, as well as a ramp-up in production at our Aurora Sky, River and Ridge facilities to meet patient demand.

Consumer Cannabis Net Revenue

During the three months ended September 30, 2019, consumer cannabis net revenue decreased by $14.9 million, or 33% compared to the prior quarter. Consumer cannabis net revenue is primarily subject to a wholesale structure through provincial bodies. Constraints in the provincial retail distribution network have caused a temporary decrease in demand for consumer cannabis. As the consumer cannabis infrastructure continues to develop and expand throughout calendar 2020 with the launch of new retail stores across Canada, we expect demand to resume its sequential increases through further consumer engagement.

For the three months ended September 30, 2018, consumer cannabis net revenue was minimal at $0.6 million as the Company completed its first shipments in preparation for the consumer market which came into effect in Canada on October 17, 2018.

Wholesale Bulk Cannabis Net Revenue

During the three months ended September 30, 2019, the Company’s wholesale bulk net revenue decreased by $9.8 million, or 2,598 kilograms, as compared to the prior quarter. The average net selling price of bulk product decreased from $3.61 in Q4 2019 to $3.46 per gram in Q1 2020. Pricing was calculated on a per milligram basis and reflects the lower cannabinoid potency of this extraction grade biomass. During the three months ended September 30, 2018, no wholesale bulk revenue was recorded.

25 | AURORA CANNABIS INC.	Q1 2020 MD&A

Gross Margin

The table below outlines gross profit and margin before fair value adjustments for the three months ended September 30, 2019, June 30, 2019, and September 30, 2018.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk	Auxiliary Support Functions	Total
Three months ended September 30, 2019
Gross revenue	33,588	36,796	10,304	4,469	85,157
Excise taxes	(3,138)	(6,774)	-	-	(9,912)
Net revenue	30,450	30,022	10,304	4,469	75,245
Cost of goods sold	(11,137)	(13,996)	(4,301)	(3,305)	(32,739)
Gross profit before FV adjustments (1)	19,313	16,026	6,003	1,164	42,506
Gross margin before FV adjustments (1)	63%	53%	58%	26%	56%

Three months ended June 30, 2019
Gross revenue	32,985	56,791	20,107	4,302	114,185
Excise taxes	(3,334)	(11,909)	-	-	(15,243)
Net revenue	29,651	44,882	20,107	4,302	98,942
Cost of goods sold	(11,951)	(20,371)	(7,798)	(3,730)	(43,850)
Gross profit before FV adjustments (1)	17,700	24,511	12,309	572	55,092
Gross margin before FV adjustments (1)	60%	55%	61%	13%	56%

Three months ended September 30, 2018
Gross revenue	24,043	553	-	5,078	29,674
Excise taxes	-	-	-	-	-
Net revenue	24,043	553	-	5,078	29,674
Cost of goods sold	(11,730)	(175)	-	(2,057)	(13,962)
Gross profit before FV adjustments (1)	12,313	378	-	3,021	15,712
Gross margin before FV adjustments (1)	51%	68%	-%	59%	53%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

Medical Cannabis Gross Margin

Gross margin on medical cannabis sales, excluding the impact of fair value changes, increased to 63% in Q1 2020 from 60% in Q4 2019, as a result of:

(i)	Higher economies of scale realized in connection with an increase in production at Aurora Sky, thus reducing the cash cost to produce per gram of dried cannabis to $0.85 in the current period; and
(ii)	A reduction in conversion cost, thus reducing the cash cost of sales per gram of dried cannabis, which were offset by a 6% decrease in the average net selling price of medical cannabis as compared to the previous quarter.

Product mix between the sale of dried cannabis and cannabis extracts remained relatively consistent quarter-over-quarter.

Gross margin on medical cannabis sales, excluding the impact of fair value changes, for the three months ended September 30, 2019 was 63% compared to 51% for the three months ended September 30, 2018. The increase in our medical cannabis gross margin was driven by our ability to significantly reduce our production costs through the realization of economies of scale at our Sky, River and Ridge facilities which significantly increased our Q1 2020 production capacity as compared to Q1 2019.

Consumer Cannabis Gross Margin

Gross margin on consumer cannabis sales, excluding the impact of fair value changes, decreased slightly to 53% as compared to the prior quarter. Overall, the decline in consumer cannabis revenue this quarter was offset by a lower cash cost to produce per gram of cannabis, and a 3% increase in the average net selling price of consumer cannabis from $5.14 per gram in Q4 2019 to $5.28 in Q1 2020.

Gross margin on consumer cannabis sales, excluding the impact of fair value changes, for Q1 2019 was 68%. Given the immaterial amount of revenue recognized during Q1 2019 for the consumer market, the analysis of gross margin during that period is not meaningful.

26 | AURORA CANNABIS INC.	Q1 2020 MD&A

Wholesale Bulk Gross Margin

Gross margin on wholesale bulk sales decreased to 58% during Q1 2020 as compared to 61% in the prior quarter. The decrease is primarily attributable to a $0.15 decrease in the average net selling price per gram over the prior quarter as the Company capitalized on bulk sale opportunities.

The Company expects that cannabis production costs will continue to decline and improve as efficiencies from automation, scale and yield expertise are realized across all Aurora facilities.

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis

($ thousands)	Three months ended
	September 30, 2019	June 30, 2019	September 30, 2018
Total consolidated cost of sales	32,739	43,850	13,962
Adjustments:
Non-cannabis segment and non-cannabis cost of sales (1)	(3,529)	(4,370)	(6,476)
Cash cost of sales for cannabis extracts	(8,458)	(6,262)	(1,940)
Cost of cannabis purchased from other licensed producers	(345)	(676)	(1,225)
Depreciation	(5,971)	(6,416)	(444)
Cost of accessories (2)	(55)	(84)	(75)
Cash cost of sales of dried cannabis sold (3)	14,381	26,042	3,802
Packaging costs	(3,850)	(5,752)	(901)
Cash cost to produce dried cannabis sold (3)	10,531	20,290	2,901

Kilogram equivalents of cannabis sold produced by Aurora (4)	12,463	17,728	2,001
Cash cost of sales per gram of dried cannabis sold (3)	$1.15	$1.47	$1.90
Cash cost to produce per gram of dried cannabis sold (3)	$0.85	$1.14	$1.45
(1)	Non-cannabis segment cost of sales consists of cost of sales from the production and sale of indoor cultivation systems. Non-cannabis cost of sales consists of cost of sales from patient counseling services, hemp products, design, engineering and construction services, and analytical product testing. These were removed from consolidated cost of sales to determine cash costs solely related to the sales of dried cannabis produced by Aurora.
(2)	Cost of accessories includes cost of sales from vaporizers, grinders, and capsule fillers.
(3)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not recognized, defined, or subject to standardized measurement under IFRS. These respective metrics represent the blended and consolidated cash costs for dried cannabis produced and sold by our Aurora and CanniMed operations during the three months ended September 30, 2018. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for the periods ended September 30, 2019 and June 30, 2019, reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Kilograms of dried cannabis sold includes dried kilograms sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations, but excludes the dried kilograms sold that were purchased from other Licensed Producers.

Cash cost to produce per gram of dried cannabis sold decreased by $0.29, or 25%, during Q1 2020 as compared to Q4 2019. The decline in our production cash cost per gram is primarily due to the overall increase of 12,402 kilograms of cannabis produced during the quarter as a result of higher economies of scale realized from higher production volumes, greater manufacturing efficiencies and greater plant yields achieved from our large-scale facilities.

Cash cost of sales per gram of dried cannabis sold decreased by $0.32, or 22%, during Q1 2020 as compared to Q4 2019. The decrease is primarily attributable to lower cash cost to produce as the we continue to realize economies of scale. Additionally, the Company continues to sell higher volumes of multi-gram dried cannabis products, which consume less packaging materials but bear the same conversion costs and burden as compared to the same products packaged in small quantities.

Cash cost of sales per gram of dried cannabis sold for the three months ended September 30, 2019 decreased by $0.75 per gram as compared to the three months ended September 30, 2018. In the prior period, the Company had an increase in cash cost of sales per gram due to higher inventory management and distribution costs incurred to meet the initial consumer market demand upon legalization in October 2018, as well as increased packaging costs from implementing the stringent regulatory requirements of the Cannabis Act. With the improved manufacturing efficiencies and the ramp-up of production, the cash cost of sales per gram decreased by 39% from September 30, 2018. Additionally, the Company increased sales of multi-gram dried cannabis products, thus reducing the packaging cost per gram of dried cannabis sold. The integration of Aurora’s yield expertise at acquired production facilities has also helped to support the decrease in cash cost of sales per gram of dried cannabis sold. The Company achieved a 729% increase in the volume produced, from 4,996 kilograms in Q1 2019 to 41,436 kilograms in Q1 2020.

Grams of Dried Cannabis and Grams Equivalent of Extracts Produced

Grams of dried cannabis produced refers to the grams of dried cannabis harvested from plants during the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Grams equivalent of cannabis extracts produced represents the equivalent number of dried grams used to produce the cannabis extract product. Dried cannabis is first extracted into a bulk concentrate, which is then diluted into cannabis oil, or further processed into a cannabis capsule product. The “grams equivalent” measure is used to disclose the volume in grams, of extracts sold and/or produced in the period as opposed to milliliters, or number of capsules, as the case may be. The actual grams used in the production of cannabis oils and cannabis capsules can vary depending on the strain of dried cannabis used, which can yield different potencies and strengths. The Company estimates and converts its cannabis extract inventory to equivalent grams based on the tetrahydrocannabinol (“THC”) and CBD content in the cannabis extract product. On average, for the three months ended September 30, 2019, June 30, 2019, and September 30, 2018, one bottle of cannabis oil was equivalent to 8.3, 8.7 and 8.8 gram equivalents of dried cannabis, respectively. On average, for the three months ended September 30, 2019, June 30, 2019, and September 30, 2018, one bottle of cannabis capsules was equivalent to 2.7, 3.1 and 4.7 gram equivalents of dried cannabis, respectively.

27 | AURORA CANNABIS INC.	Q1 2020 MD&A

Operating Expenses

($ thousands)	Three months September 30, 2019	Three months June 30, 2019	Three months September 30, 2018
General and administration	59,121	42,015	35,943
Sales and marketing	22,011	30,854	29,376
Research and development	6,048	6,025	3,426
Depreciation and amortization	18,209	10,804	15,122
Share-based compensation	24,757	27,505	21,076

General and administration (“G&A”)

During the three months ended September 30, 2019, G&A expenses increased by $17.1 million as compared to the prior quarter. The increase was primarily due to $10.6 million of out-of-period adjustments in Q4 2019 which were recognized to capitalize certain payroll and other costs directly related to the construction of our production facilities that were incorrectly expensed in the prior periods. These adjustments reduced reported G&A expenses in Q4 2019. The remaining $6.5 million increase is primarily due to (i) an increase in salary costs related to higher corporate headcount, (ii) an increase in consulting and professional fees to support the strategic growth initiatives, and (iii) a $3.3 million reclassification of certain current period non-material G&A costs previously included within sales and marketing. These increases were offset by a $3.0 million reduction in rent expense as a result of the adoption of IFRS 16 Leases effective July 1, 2019 (refer to “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact).

The $23.2 million increase in G&A expense compared to the same respective period in prior year is primarily attributable to an increase in salaries, wages and benefit costs associated with the increase in headcount from organic growth as well as acquisitions. Other increases include higher regulatory and public company fees related to our listing on the NYSE, increased professional and consulting fees related to general corporate matters, and corporate office charges related to the expansion of domestic and international operations and business functions.

Sales and marketing (“S&M”)

S&M costs decreased by $8.8 million during the three months ended September 30, 2019, as compared to the previous quarter. The decrease was primarily driven by (i) a $1.1 million decrease in fulfillment and shipping costs associated with a decrease in consumer cannabis revenues, (ii) a decrease of $3.1 million as a result of fewer sales campaigns during Q1 2020 as compared to the prior quarter; and (iii) a $3.3 million reclassification of certain current period non-material G&A costs previously included within S&M.

S&M costs decreased by $7.4 million during the three months ended September 30, 2019, as compared to the same respective period in the prior year. The decrease was primarily driven by non-recurring marketing and preparation costs incurred in connection with the ramp-up to legalization of consumer cannabis in Canada during the three months ended September 30, 2018 which were not present in Q1 2020.

Research and development (“R&D”)

R&D expenses for the three months ended September 30, 2019 remained consistent with prior quarter as product development of vape pens, edibles and encapsulated cannabis oils continued. In addition, the Company continues to focus on R&D activities to support cultivation efficiencies and clinical studies focused on the management of pain, epilepsy, post-traumatic stress disorder, anxiety, opioid sparing, cancer, and neurodegeneration.

Depreciation and amortization

Depreciation and amortization expense increased by $7.4 million compared to the prior quarter primarily due to (i) depreciation recognized on right-of-use assets capitalized as a result of the adoption of IFRS 16 effective July 1, 2019 (see “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact); and (ii) a $32.1 million decrease in MedReleaf’s preliminary estimated fair value of intangible assets that was assigned under the purchase price allocation recognized during Q4 2019, thereby reducing prior quarter’s amortization expense.

Depreciation and amortization expense increased by $3.1 million as compared to the same period in the prior year. The increase was related to (i) the depreciation of construction costs related to the retrofitting and completion of new grow facilities, such as Aurora Sky; (ii) the depreciation of capital assets acquired through business acquisitions; (iii) the depreciation recognized on right-of-use assets capitalized as a result of the adoption of IFRS 16 effective July 1, 2019 (see “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact); and (iv) the amortization of intangible assets acquired through business acquisitions.

28 | AURORA CANNABIS INC.	Q1 2020 MD&A

Share-based compensation

For the three months ended September 30, 2019, share-based compensation expense decreased by $2.7 million from the prior quarter and was primarily attributable to a decrease in the grant date fair value of stock options over the prior quarter as a result of the Company’s lower stock price.

Share-based compensation increased by $3.7 million compared to the three months ended September 30, 2018 primarily due to post-combination contingent consideration share-based payments relating to business combinations completed in the prior year, offset by a decrease in the grant date fair value of options attributable to the Company’s lower stock price.

Other income

Other income was $107.0 million during the three months ended September 30, 2019 and was primarily attributable to a $143.8 million non-cash unrealized gain on the derivative liability related to the U.S. dollar denominated convertible debenture, offset by a $14.1 million non-cash unrealized loss on derivative investments. During the three months ended September 30, 2018, other income was $220.6 million and was primarily attributable to a $144.4 million non-cash gain on the deemed disposal of the Company's significant influence investment in TGOD and a $86.9 million non-cash unrealized gain on derivative investments.

Refer to Notes 5(b) and Note 12(ii) of the Financial Statements for the three months ended September 30, 2019 for a summary of the Company’s derivative investments and convertible debentures.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended
	September 30, 2019	June 30, 2019 (2)	September 30, 2018
Net income (loss)	10,370	(2,257)	104,181
Finance costs	17,911	8,297	8,527
Interest income	(977)	(875)	(750)
Income tax expense	19,241	14,404	4,533
Depreciation and amortization	24,180	17,220	15,562
EBITDA	70,725	36,789	132,053
Changes in fair value of inventory sold	18,534	23,161	9,941
Unrealized gain on changes in fair value of biological assets	(29,736)	(35,070)	(2,279)
Share-based compensation	24,757	27,505	21,076
Foreign exchange	3,709	3,861	(129)
Share of loss from investment in associates	2,392	5,794	2,115
Gain on loss of control of subsidiary	-	(14)	(410)
Fair value changes in contingent consideration	63	(55)	1,373
Fair value changes on derivative investments	14,118	16,220	(86,945)
Fair value changes on derivative liabilities	(143,814)	(93,354)	-
(Gain) loss on debt modification	(415)	94	-
Gain on deemed disposal of significant influence investment	-	-	(144,368)
Impairment of investment in associates	-	3,332	-
Adjusted EBITDA(1)	(39,667)	(11,737)	(67,573)
(1)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.
(2)	During the three months ended June 30, 2019, the Company recorded non-material year-end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

Aurora’s adjusted EBITDA loss increased by $27.9 million, or 238%, during the three months ended September 30, 2019 as compared to the prior quarter. The deterioration in adjusted EBIDTA is primarily due to $14.9 million of non-material year-end corrections which reduced reported expenses in Q4 2019. Excluding the impact of these adjustments, our Q1 2020 adjusted EBITDA loss increased by $13.0 million. The remaining decrease is primarily due to the decrease in consumer net revenue during the period offset by a $3.0 million reduction in rent expense as a result of the adoption of IFRS 16 Leases effective July 1, 2019 (refer to “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact).

Adjusted EBITDA loss decreased by $27.9 million, or 41%, for the three months ended September 30, 2019 as compared to the same period in prior year. The improvement was primarily attributable to a $32.3 million increase in gross profit before fair value adjustments, excluding the impact of depreciation allocated to cost of sales, and a $14.0 million decrease in acquisition costs, offset by a $15.8 million increase in SG&A.

29 | AURORA CANNABIS INC.	Q1 2020 MD&A

Liquidity and Capital Resources

($ thousands)	September 30, 2019	June 30, 2019
Cash and cash equivalents	152,526	172,727
Restricted cash	45,002	46,066
Marketable securities	39,404	143,248

Working capital	123,750	227,802
Total assets	5,606,799	5,502,830
Total non-current liabilities	675,824	676,418

Capitalization
Convertible notes	513,423	503,581
Loans and borrowings	282,305	141,244
Total debt	795,728	644,825
Total equity	4,466,410	4,390,047
Total capitalization	5,262,138	5,034,872

As at September 30, 2019, the Company had cash and cash equivalents and restricted cash available of $197.5 million as compared to $218.8 million as at June 30, 2019. During the three months ended September 30, 2019, the Company primarily financed its current operations, capital construction projects and growth initiatives through the generation of net revenue, and the assumption of debt and equity financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk by monitoring its operating requirements and preparing budgets and cash flow forecasts to identify cash flow needs for general corporate and working capital purposes, as well as for expansion initiatives.

The Company has a $360.0 million amended Credit Facility with Bank of Montreal (“BMO”), of which $1.6 million letters of credit are outstanding under Facility A, $144.4 million principal is outstanding under Facility B, and $50.0 million principal is outstanding under Facility C as of September 30, 2019. The amended Credit Facility requires the Company to have a total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020. Effective September 30, 2020, the Company must have a minimum fixed charge ratio of not less than 1.25:1, a senior funded debt to EBITDA ratio not to exceed 3.00:1, and a total funded debt to EBITDA ratio not to exceed 4.00:1. As of September 30, 2019, the Company was in compliance with all covenants under the amended Credit Facility. For more information about the amended Credit Facility, refer to Note 13 of the Financial Statements for the three months ended September 30, 2019.

On January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of convertible senior notes due 2024 (“Senior Notes”), which included a US$45.0 million over-allotment by the initial purchasers. The net proceeds from this offering were approximately US$334.0 million after deducting commissions and other accounting and legal fees. The Senior Notes were issued at par value, are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share. For more information on these Senior Notes, refer to Note 12(ii) of the Financial Statements for the three months ended September 30, 2019.

On April 2, 2019, the Company filed a Shelf Prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Shelf Prospectus and the Registration Statement was declared effective on May 9, 2019 and May 10, 2019, respectively. The Shelf Prospectus and Registration Statement allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. Whenever the Company raises financing under the Shelf Prospectus, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed a prospectus ATM supplement which provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora through the NYSE stock exchange at prevailing market prices at the time of sale. As at September 30, 2019, the Company had raised $57.5 million (US$43.2 million) under its ATM program.

We intend to use the net proceeds from these offerings to support our expansion initiatives, future acquisitions, general corporate purposes and working capital requirements.

Total assets increased by $104.0 million from the prior quarter mostly due to a $207.2 million increase in property, plant, equipment of which $96.0 million related to the capitalization of leases upon adoption of IFRS 16 Leases effective July 1, 2019 (refer to “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact), offset by a $103.8 million and $14.5 million decrease in the fair value of marketable securities and derivatives, respectively. As at the date of this report, the fair value of shares held in marketable securities and investments in associates was $111.7 million and the intrinsic value of derivative investments was $30.0 million.

As at September 30, 2019, total capitalization increased by $227.3 million compared to June 30, 2019. The increase was primarily due to (i) a $76.4 million increase in equity primarily attributable to the issuance of shares for equity financing and the acquisition of the remaining interest in Hempco, (ii) a $9.8 million increase in convertible debentures resulting from $25.0 million of accretion, interest and foreign exchange offset by $15.1 million of interest payments, and (iii) a $141.1 million increase in loans and borrowings. Loans and borrowings increased from June 30, 2019 as a result from an additional $50.0 million draw on the BMO Credit Facility and $95.5 million lease liability additions upon adoption of IFRS 16 Leases effective July 1, 2019 (refer to “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact), offset by accretion and repayments made on the loans.

30 | AURORA CANNABIS INC.	Q1 2020 MD&A

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three months ended September 30, 2019, June 30, 2019 and September 30, 2018:

($ thousands)	Three months ended
	September 30, 2019	June 30, 2019	September 30, 2018
Cash used in operating activities	(94,908)	(4,605)	(69,067)
Cash (used in) provided by investing activities	(29,463)	(176,236)	23,504
Cash provided by (used in) financing activities	103,838	(30,116)	105,427
Effect of foreign exchange	332	5,873	(1,010)
(Decrease) increase in cash and cash equivalents	(20,201)	(205,084)	58,854

Cash used in operating activities for the three months ended September 30, 2019 increased by $90.3 million compared to the three months ended June 30, 2019. This was primarily due to a $65.4 million decrease in non-cash working capital over the prior quarter driven by a $88.0 million decrease in accounts payable and accrued liabilities, a $9.8 million increase in inventory, a $9.4 million increase in prepaids and other current assets, a $4.2 million decrease in provisions, offset by an decrease in accounts receivable of $43.8 million over the prior quarter.

Cash used in operating activities for the three months ended September 30, 2019 increased by $25.8 million compared to the three months ended September 30, 2018. The increase was primarily related to an increase in operational spending to support the rapid growth of our business and expansion of our operations.

Cash used in investing activities for the three months ended September 30, 2019 decreased by $146.8 million compared to the three months ended June 30, 2019. The decrease is primarily due to a $58.7 million decrease in quarterly property, plant and equipment expenditures, and $84.8 million of net proceeds generated from the sale of TGOD shares.

Cash used in investing activities for the three months ended September 30, 2019 increased by $53.0 million compared to the three months ended September 30, 2018. During Q1 2019, the Company realized $114.4 million of cash acquired from MedReleaf and Anandia which was offset by $19.8 million of cash used for investments in marketable securities and derivatives. During Q1 2020, the Company realized $84.8 million of net cash proceeds from the sale of TGOD shares which was offset by an increase of $36.6 million in capital expenditures as compared to Q1 2019.

Cash provided by financing activities for the three months ended September 30, 2019 was $134.0 million higher compared to the three months ended June 30, 2019. The increase was primarily due to $50.0 million of proceeds drawn under long term loans, $49.8 million of proceeds received from shares issued under the ATM net of share issuance costs, and $33.7 million designated as restricted cash in the prior quarter.

Cash provided by financing activities for the three months ended September 30, 2019 was $1.6 million lower compared to the three months ended September 30, 2018. The decrease compared to prior year was primarily due to a decrease of $39.4 million in proceeds drawn under long term loans through the BMO Credit Facility, offset by an increase in cash generated from shares issued under the ATM. In the prior year, cash generated from share issuances was primarily from the exercise of options and warrants.

Capital Expenditures

The Company’s major capital expenditures for the three months ended September 30, 2019 mainly consisted of continued construction activities at Aurora Nordic, Aurora Sun and Aurora Polaris. The Company’s principal capital requirements relate to expansion of current production facilities, construction of new production facilities, acquisitions and the support of new growth initiatives and diversification of product offerings.

31 | AURORA CANNABIS INC.	Q1 2020 MD&A

Contractual Obligations

As at September 30, 2019, the Company had the following contractual obligations:

($ thousands)	Total	< 1 year	2 to 3 years	4 to 5 years	> 5 years
Accounts payable and accrued liabilities	163,579	163,579	-	-	-
Convertible notes and interest (1)	807,140	262,307	50,257	494,576	-
Lease liabilities (2)	185,797	12,370	22,344	21,049	130,034
Loans and borrowings excluding lease liabilities (2)	210,465	31,939	178,526	-	-
Contingent consideration payable	55,061	44,804	10,257	-	-
Capital commitments (3)	201,265	201,265	-	-	-
License and sponsorship fees	141,158	7,976	36,990	42,876	53,316
Total contractual obligations	1,764,465	724,240	298,374	558,501	183,350
(1)	Assumes the principal balance outstanding at September 30, 2019 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Relates to commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to on-going expansion and construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days after the date of the termination of the agreement. The option holder is attempting to enforce exercise rights, which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019 and the parties are currently scheduling court dates. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at September 30, 2019.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim. The parties are currently engaged in the document discovery process. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at September 30, 2019.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant sought performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the three months ended September 30, 2019.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $1.6 million letters of credit outstanding under Facility A of its BMO Credit Facility. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Three months ended
($ thousands)	September 30, 2019	September 30, 2018
	$	$
Management compensation	2,029	1,097
Directors’ fees (1)	145	146
Share-based compensation (2)	4,629	5,089
Total management compensation (3)	6,803	6,332
(1)	Includes meeting fees and committee chair fees.
(2)	Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 15).
(3)	As of September 30, 2019, $3.5 million is payable or accrued for key management compensation (June 30, 2019 - $2.6 million).

32 | AURORA CANNABIS INC.	Q1 2020 MD&A

The following is a summary of the significant transactions with related parties:

	Three months ended		Balance receivable at
($ thousands)	September 30, 2019	September 30, 2018	September 30, 2019	June 30, 2019
	$	$	$	$
Marketing fees (1)	-	2,484	-	-
Loan receivable from investments in associates(2)	-	-	1,198	-
	-	2,484	1,198	-
(1)	Marketing fees paid to a company partially owned by a former officer of the Company
(2)	Business transactions carried out with associates and joint arrangements.

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Other than the estimates used in the adoption of IFRS 16 (refer to Note 2(c)(i) in the Financial Statements), there have been no changes in Aurora's critical accounting estimates during the three months ended September 30, 2019. For more information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2019.

New or Amended Standards Effective July 1, 2019

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2019.

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;
ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;
iii)	replacement of rent expense previously recorded in costs of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and
iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;
ii)	recognition exemption of low-value leases;
iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;
iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;
v)	application of hindsight in determining the applicable lease term at the date of transition; and
vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

33 | AURORA CANNABIS INC.	Q1 2020 MD&A

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16 on July 1, 2019, with the effects on transition being recognized directly to retained earnings:

($ thousands)	As previously reported under IAS 17	IFRS 16 transition adjustments	As restated under IFRS 16
Prepaid deposits	24,323	(585)	23,738
Property, plant and equipment	765,567	96,049	861,616
Current loans and borrowings	(13,758)	(6,630)	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	(216,320)
Accumulated deficit	283,638	-	283,638

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

($ thousands)	$
Operating lease commitments as at June 30, 2019	94,780
Add: finance lease liabilities recognized as at July 1, 2019	1,318
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee’s incremental borrowing rate	(88,767)
Less: leases commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,310)
Lease liabilities recognized as at July 1, 2019	96,782

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the condensed consolidated interim statement of comprehensive (loss) income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the condensed consolidated interim statement of comprehensive (loss) income. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration and sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive income.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

(ii)	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

34 | AURORA CANNABIS INC.	Q1 2020 MD&A

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 3 Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

Summary of Financial Instruments

The following is a summary of the carrying value of financial instruments as at September 30, 2019:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	152,526	-	-	152,526
Restricted cash	45,002	-	-	45,002
Accounts receivable excluding sales taxes receivable	76,411	-	-	76,411
Marketable securities	-	-	39,404	39,404
Derivatives	-	71,906	-	71,906
Financial Liabilities
Accounts payable and accrued liabilities	163,579	-	-	163,579
Convertible debentures (1)	513,423	-	-	513,423
Contingent consideration payable	-	25,411	-	25,411
Loans and borrowings	282,305	-	-	282,305
Derivative liability	-	33,581	-	33,581
(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

35 | AURORA CANNABIS INC.	Q1 2020 MD&A

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at September 30, 2019:

($ thousands)	Level 1	Level 2	Level 3	Total
As at September 30, 2019
Marketable securities (1)	38,404	-	1,000	39,404
Derivative assets (1)	-	49,820	22,086	71,906
Contingent consideration payable (2)	-	-	25,411	25,411
Derivative liability (2)	-	33,581	-	33,581

As at June 30, 2019
Marketable securities	142,248	-	1,000	143,248
Derivative assets	-	64,001	22,408	86,409
Contingent consideration payable	-	-	28,137	28,137
Derivative liability (2)	-	177,395	-	177,395
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the year ended September 30, 2019, refer to Notes 5(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the year ended September 30, 2019, please refer to Note 12(ii) and Note 22 in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, and accounts receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2019, $24.5 million of accounts receivable are from non-government wholesale customers. All outstanding wholesale accounts receivable as at June 30, 2019 were collected by November 13, 2019. As of September 30, 2019, the Company recognized a $2.0 million provision for expected credit losses.

The Company’s aging of receivables was as follows:

($ thousands)	September 30, 2019	June 30, 2019

0 - 60 days	62,683	59,725
61 - 120 days	28,511	43,768
	91,194	103,493

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. As at September 30, 2019, the Company has a $360.0 million amended Credit Facility with BMO, of which $1.6 million letters of credit are outstanding under Facility A, $144.4 million principal is outstanding under Facility B, and $50.0 million principal is outstanding under Facility C. On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC, which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US $400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States through the NYSE at prevailing market prices at the time of sale. As at September 30, 2019, the Company had raised $57.5 million (US$43.2 million) gross proceeds under its ATM program.

36 | AURORA CANNABIS INC.	Q1 2020 MD&A

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at November 13, 2019:

Securities (1)	Units Outstanding
Issued and outstanding common shares	1,050,542,896
Stock options	71,248,737
Warrants	23,938,516
Restricted share units	2,362,263
Deferred share units	62,185
Convertible debentures	65,310,447
(1)	Refer to Note 12 “Convertible Debentures”, Note 14 “Share Capital” and Note 15 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities.

37 | AURORA CANNABIS INC.	Q1 2020 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q1 2020	Q4 2019 (6)	Q3 2019	Q2 2019
Financial Results
Gross revenue	$85,157	$114,185	$75,238	$62,000
Net revenue (1)	$75,245	$98,942	$65,145	$54,178
Gross margin on cannabis net revenue (2)	58%	58%	55%	54%
Earnings (loss) attributable to common shareholders	$12,756	($182)	($158,354)	($237,752)
Basic and dilutive earnings (loss) per share	$0.01	$0.00	($0.16)	($0.25)

Balance Sheet
Working capital	$123,750	$227,802	$469,729	$274,629
Cannabis inventory and biological assets (3)	$178,748	$144,275	$118,023	$79,924
Total assets	$5,606,799	$5,502,830	$5,549,780	$4,875,884

Operational Results - Cannabis
Cash cost of sales per gram sold (4)	$1.15	$1.47	$2.05	$2.60
Cash cost to produce per gram sold (4)	$0.85	$1.14	$1.42	$1.92
Active registered patients	91,116	84,729	77,136	73,579
Average net selling price of dried cannabis (5)	$4.90	$4.91	$5.86	$6.23
Average net selling price of cannabis extracts (5)	$11.21	$10.37	$11.01	$10.00
Kilograms produced	41,436	29,034	15,590	7,822
Kilograms sold	12,463	17,793	9,160	6,999

	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Financial Results
Gross revenue	$29,674	$19,147	$16,100	$11,700
Net revenue (1)	$29,674	$19,147	$16,100	$11,700
Gross margin on cannabis net revenue (2)	52%	74%	59%	63%
Earnings (loss) attributable to common shareholders	$105,451	$79,868	($19,215)	$7,723
Basic and dilutive earnings (loss) per share	$0.12	$0.13	($0.04)	$0.02

Balance Sheet
Working capital	$548,446	$144,533	$338,476	$302,526
Cannabis inventory and biological assets (3)	$75,944	$39,602	$28,478	$17,073
Total assets	$4,955,361	$1,886,510	$1,671,400	$732,394

Operational Results - Cannabis
Cash cost of sales per gram sold (4)	$1.90	$1.87	$1.80	$1.74
Cash cost to produce per gram sold (4)	$1.45	$1.70	$1.53	$1.41
Active registered patients	67,484	43,308	45,776	21,718
Average net selling price of dried cannabis (5)	$8.39	$8.02	$7.30	$7.86
Average net selling price of cannabis extracts (5)	$12.12	$13.52	$12.83	$13.35
Kilograms produced	4,996	2,212	1,206	1,204
Kilograms sold	2,676	1,617	1,353	1,162
(1)	Net revenues represents our total gross revenues net of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(2)	Gross margin on cannabis net revenue is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term. Gross margin on cannabis net revenue for Q2 2019 and subsequent periods were comprised of revenues from both medical and consumer markets, while gross margin on cannabis net revenues for the periods prior to Q2 2019 were comprised of revenues from medical cannabis only. Given that our gross revenue from the sale of goods figure excludes excise taxes, we believe that the presentation of gross margin on cannabis net revenue more accurately reflects the level of gross profit earned from cannabis products during the relevant period.
(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not a recognized, defined, or standardized measure under IFRS. These respective metrics represents the blended and consolidated cash costs for dried cannabis produced and sold by our Aurora and CanniMed operations during the year ended June 30, 2018. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for fiscal 2019 and Q1 of fiscal 2020 reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(5)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(6)	During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

38 | AURORA CANNABIS INC.	Q1 2020 MD&A

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	ability to successfully obtain and renew Cannabis Act licenses, adhere to all regulatory requirements, and maintain the good standing of our licenses;
•	actions by governmental authorities, including changes in laws, regulations and guidelines, which may have adverse effects on the Company’s operations;
•	risk of failure or delay to acquire regulatory approvals required to produce and sell cannabis;
•	the Company has a limited operating history and no assurance of profitability;
•	risks related to negative public perception of cannabis consumption which may have an adverse effect on the Company’s operational results, consumer base, financial results, and the desire of third parties doing business with us;
•	competition in the Company’s industry where current and future competitors may have longer operating histories, more financial resources, and lower costs than the Company;
•	risk of whether the Company is able to realize its growth targets;
•	ability to execute the Company’s strategy without additional financing;
•	operating hazards and uninsured risks;
•	attracting and retaining key employees;
•	ability to expand operations into international jurisdictions;
•	availability of strategic alliances which complement or augment the Company’s existing business;
•	possibility of product liability claims against the Company;
•	risk of product recalls and returns;
•	ability to successfully develop new products and obtain required regulatory approvals;
•	conflicts of interest which may arise between the Company and its directors and officers;
•	potential for legal proceedings arising in the normal course of business;
•	risks related to agricultural operations, including disease, insect pests, and changes in climate;
•	the Company’s dependence on transportation services and the possibility of disruptions;
•	the price of production of cannabis will vary based on a number of factors outside of our control;
•	risks related to compliance with safety, health, and environmental regulations;
•	ability to protect and preserve intellectual property rights;
•	risk of political and economic instability in the jurisdictions in which the Company operates;
•	execution of the Company’s growth strategy;
•	ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions;
•	volatility in the Company’s common share price on the TSX and NYSE;
•	global economy risk, which may impact the Company’s ability to raise equity or obtain additional financing;
•	risks associated with foreign currency translation losses;
•	restrictions and covenants from the Company's loan facilities may limit the Company's ability to execute its plans;
•	future issuances of equity could decrease the value of the Company's shares;
•	the regulated nature of the industry could discourage any takeover offers;
•	risks associated with the absence of dividends paid to shareholders;
•	misappropriation of assets and security breaches;
•	risks associated with breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
•	cyber security risks, loss of information and computer systems;
•	no assurance we will continue to meet listing standards of the NYSE and TSX;
•	risk that the Company will not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline
•	risks associated with the Company’s holding company status; and
•	the Company’s ability to effectively and efficiently integrate MedReleaf and realize all operational synergies.

For additional information regarding the risks that the Company is exposed to, see the disclosure provided under the heading “Risk Factors” in the Company’s AIF dated September 10, 2019, which is available on the SEDAR website at www.sedar.com.

39 | AURORA CANNABIS INC.	Q1 2020 MD&A

Internal Controls over Financial Reporting

There were no significant changes in Aurora’s internal controls over financial reporting (“ICFR”) during the period covered by this MD&A that materially affected, or are reasonably likely to materially affect, the Company’s ICFR, except to the extent they relate to internal controls of acquired entities. Given the fast pace of ongoing expansion of the business, management has also performed additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

Aurora has limited the scope of the design of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities that are proportionately consolidated and those that were acquired by the Company not more than 365 days before the end of the financial period. The entities controlled by Aurora but were scoped out of the design of controls and procedures and ICFR include:

•	Hempco (previously held 51% interest and acquired 100% interest on August 19, 2019);
•	Aurora Nordic (51% interest acquired February 12, 2018);
•	ICC (acquired November 22, 2018);
•	Whistler (acquired March 1, 2019); and
•	Chemi Pharmaceuticals Inc. (acquired April 24, 2019).

Excluding goodwill and intangible assets generated from these entities, on a combined basis these entities constitute approximately $21.4 million of the Company’s current assets, $137.0 million of total assets, $9.8 million of current liabilities, $16.8 million of total liabilities, as well as $2.0 million of revenue and $7.6 million loss of the Company’s net income as at and for the three months ended September 30, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, registered medical patients and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	the successful integration of CanniMed and MedReleaf and other subsidiaries into Aurora’s operations;
•	strategic investments and capital expenditures, and related benefits;
•	future growth expansion plans;
•	expectations regarding production capacity, costs and yields; and
•	product sales expectations and corresponding forecasted increases in revenues.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, the “Risk Factors” section of the MD&A, as well as updates provided herein.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, excluding the effect of changes in the FV of biological assets and inventory, and deducting non-cash production costs, cannabis extract conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis producing subsidiaries. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash cost of sales of dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of production and fulfillment for our core cannabis operations.

40 | AURORA CANNABIS INC.	Q1 2020 MD&A

•	Cash cost to produce dried cannabis sold is equal to cash cost of sales of dried cannabis sold less packaging costs (i.e. post-production costs). Cash cost to produce per gram of dried cannabis sold is calculated by taking cash cost to produce dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of our production of cannabis.
•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes and revenues from patient counseling services, design, engineering and construction services, and analytical testing services. Cannabis net revenue is further broken down as follows:
◦	Medical cannabis net revenue represents cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram equivalent of cannabis extracts represents the average net selling price per gram equivalent for cannabis extracts only, excluding wholesale bulk cannabis extracts sold in the period.
◦	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the medical market.
◦	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.
◦	Average net selling price per gram and gram equivalent of wholesale bulk cannabis represents the average net selling price per gram and gram equivalent of wholesale bulk cannabis and cannabis extracts sold in the period. Wholesale bulk cannabis sales are not subject to excise taxes.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

•	Gross profit before FV adjustments on cannabis net revenue is calculated subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis producing subsidiaries, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦	Gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦	Gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦	Gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.

We believe that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

41 | AURORA CANNABIS INC.	Q1 2020 MD&A

Corporate Directory

DIRECTORS

Michael Singer
Executive Chairman

Shan Atkins
Director

Norma Beauchamp
Director

Terry Booth
CEO, Aurora Cannabis

Steve Dobler
President, Aurora Cannabis

Dr. Jason Dyck
Director

Ronald Funk
Director

Adam Szweras
Director

OFFICERS

Terry Booth
Chief Executive Officer

Steve Dobler
President

Michael Singer
Executive Chairman

Glen Ibbott
Chief Financial Officer

Cam Battley
Chief Corporate Officer

Neil Belot
Chief Business Development Officer

Allan Cleiren
Chief Operations Officer

Darren Karasiuk
Chief Commercial Officer

Jonathan Page
Chief Science Officer

Jillian Swainson
Chief Legal Officer & Corporate Secretary

Darryl Vleeming
Chief Information Officer

Debra Wilson
Chief Human Resources Officer

SHAREHOLDER INFORMATION

Stock Exchange Listing
TSX | NYSE: ACB

Registrar and Transfer Agent
Computershare Ltd. Vancouver
510 Burrard St, 3rd Floor
Vancouver, BC V6C 3B9
Tel.: 1-604-661-9400
Fax: 1-604-661-9549

Auditors
KPMG

INVESTOR CONTACTS

Phone: 1-855-279-4652
Email: ir@auroramj.com

Robert Kelly
Director, Investor Relations

Ananth Krishnan
Vice President, Capital Markets & Investor Relations